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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                           HARKEN ENERGY CORPORATION
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                        (Title of Class of Securities)

                                  412552 309
                                (CUSIP Number)

  Michael B. Rohlfs, Dearborn Financial, Inc., 5N762 Burr Road, St. Charles,
                             IL 60175-630-443-4650
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 3, 2001
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 412552 309

------------------------------------------------------------------------------
      Names of Reporting Persons.
 1    I.R.S. Identification Nos. of above persons (entities only).

      Michael B. Rohlfs
------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC Use Only
 3

------------------------------------------------------------------------------
      Source of Funds (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                  [_]
 5
------------------------------------------------------------------------------
      Citizenship or Place of Organization
 6
      United States
------------------------------------------------------------------------------
                          Sole Voting Power
                     7
     Number of
                          991,956
      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8

     Owned by             None
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     9
    Reporting
                          991,956
      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With          10
                          None
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11

      991,956
------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
12
      (See Instructions)
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11)
13
      Approximately 5.5%
------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                   Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      __________________________________________________________________________

      Date

           July 16, 2001
      --------------------------------------------------------------------------

      Signature

           Michael B. Rohlfs
      --------------------------------------------------------------------------
                  Michael B. Rohlfs
      Name/Title  Attorney-in-Fact, Traco International, N.V.

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

           Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

ITEM 1.   Security and Issuer
          -------------------

This Statement relates to common stock, $0.01 par value per share ("Common Stock") of Harken Energy Corporation (the "Issuer"). The executive offices of the Issuer are located at 16285 Park Ten Place, Suite 600, Houston, Texas 77084.

ITEM 2.   Identity and Background
          -----------------------

The person filing this Statement is Michael B. Rohlfs ("Mr. Rohlfs"). Mr. Rohlfs' business address is 5N762 Burr Road, St. Charles, Illinois 60175. Mr. Rohlfs is an independent businessman and investor.

During the last five years Mr. Rohlfs has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Mr. Rohlfs is a citizen of the United States.

ITEM 3.   Source and Amount of Funds or Other Considerations
          --------------------------------------------------

The Schedule 13D is being filed by Mr. Rohlfs because Mr. Rohlfs holds a general power of attorney from Traco International, N.V. ("Traco"), which power of attorney grants Mr. Rohlfs the power to act as attorney-in-fact on behalf of Traco to vote or dispose of any securities owned by Traco. Traco is a Netherlands Antilles corporation which is one hundred percent owned and controlled by Abdullah Taha Bakhsh ("Mr. Bakhsh"), a citizen of Saudi Arabia. Mr. Bakhsh used his personal funds to capitalize Traco.

Through Traco and other foreign corporations one hundred percent owned, controlled and capitalized by Mr. Bakhsh, Mr. Bakhsh indirectly held and owned over five percent of the Issuer's Common Stock for more than ten consecutive years until 1999. However, due to the impact of equity transactions involving the Issuer and other parties, Mr. Bakhsh's indirectly owned stake of the Issuer's Common Stock dropped below a five percent level in 1999. Since the 1999 equity transactions and until July 3, 2001, all shares of the Issuer's Common Stock attributable to Mr. Bakhsh were held and owned solely by Traco and comprised less than five percent of the Issuer's Common Stock outstanding.

On July 3, 2001, indirectly through Traco, Mr. Bakhsh purchased 98,500 shares of the Issuer's Common Stock in the open market for aggregate consideration of $233,260.00 (including commissions), causing the total shares then held and owned indirectly by Mr. Bakhsh, through Traco, to exceed five percent of Issuer's Common Stock outstanding. The consideration for the foregoing purchases was provided by funds representing working capital of Traco.

During a sixty-day period prior to July 3, 2001, indirectly through Traco, Mr. Bakhsh purchased 60,500 shares of the Issuer's Common Stock in the open market for aggregate consideration of $382,295.00 (including commissions). The consideration for the foregoing purchases was provided by funds working capital of Traco.

ITEM 4.   Purpose of Transaction
          ----------------------

The shares of the Issuer's Common Stock were acquired by Traco for investment purposes only.

Mr. Rohlfs does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to any of those enumerated in (a) through (i) above.

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

As of the date of this Statement, Mr. Rohlfs, as attorney-in-fact of Traco under his general power of attorney, is deemed to beneficially own 991,956 shares of the Common Stock of the Issuer. The number of shares of Common Stock of the Issuer outstanding as of May 1, 2001, the latest date for which such information is currently available, was 18,130,598. As of July 3, 2001, based upon the total number of shares of the Issuer's Common Stock outstanding on May 1, 2001, the latest date for which such information currently is available, Mr. Rohlfs, as attorney-in-fact for Traco, owned beneficially approximately 5.5% of the Common Stock of the Issuer outstanding as of that date.

Mr. Rohlfs has the sole power to direct the vote and disposition of the 991,956 shares of the Issuer's Common Stock that he beneficially owns by reason of his general power of attorney from Traco (the "Shares").

Except for the transactions reported in this Statement, no transactions in the Issuer's Common Stock were affected by Mr. Rohlfs directly or indirectly during the past sixty days. Other than as disclosed herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

ITEM 6.      Contracts, Arrangements, Understandings or
             Relationships with Respect to Securities of the Issuer
             ------------------------------------------------------

There exist no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Rohlfs or any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except for the general power of attorney granted by Traco in favor of Mr. Rohlfs which is discussed herein..

ITEM 7.      Material to be Filed as Exhibits
             --------------------------------

The general power of attorney granted by Traco in favor of Mr. Rohlfs.


Signature
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:       July 16, 2001


Signature:   /s/ Michael B. Rohlfs
             ------------------------
Name:        Michael B. Rohlfs

[SEAL]


                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that the Undersigned TRACO INTERNATIONAL N.V., a corporation organized and existing under the laws of the Netherlands Antilles (the "Company") and having its registered office at De Ruyterkade 62, Curacao, Netherlands Antilles, does hereby constitute and appoint:

                             Mr. Michael B. Rohlfs
                             c/o Dearborn Financial, Inc.
                             5N762 Burr Road
                             St. Charles, Il 60175
                             U.S.A.

     as its true and lawful attorney-in-fact, with full power to:

     (1) sell, assign, endorse for transfer and do all other things necessary to secure the transfer of certificates representing stocks, bonds or other securities or equity interests now registered or hereafter registered in the name of the Company,
     (2) exercise all equity holder voting rights with respect to securities now or hereafter registered in the name of the Company,
     (3) consent to any sale of an entity in which the Company has an ownership interest and execute and deliver any and all documents, consents and agreements delivered in connection with any such sale including, without limitation, stockholder consents and stockholder agreements and
     (4) execute and deliver all documents, consents and other agreements and to take such further action as may be necessary for the Company in order to more effectively carry out the intent and purpose of the foregoing.


     IN WITNESS WHEREOF, TRACO INTERNATIONAL N.V. has caused this Power of Attorney to be duly executed by its managing director this 20/th/ day of February, 2001.




                                        TRACO INTERNATIONAL N.V.



                                        ___________________________________
                                        Curacao Corporation Company N.V.
                                                Managing Director


wst/erna